SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                                AIM SUMMIT FUND


The Board of Trustees on behalf of AIM Summit Fund (the "Trust" or the "Fund") approved the creation of the Class A, Class B and Class C shares for AIM Summit Fund. On October 31, 2005, the Trust commenced operations of Class A, Class B and Class C shares for the Fund.

Purchases of Class A shares are subject to a maximum 5.50 % initial sales charge. Certain purchases of Class A shares at net asset value may be subject to a contingent deferred sales charge.

Class B shares are sold at net asset value, and are not subject to an initial sales charge.

Class C shares are sold at net asset value, and are not subject to an initial sales charge.

Shares of beneficial interest of the Trust are redeemable at their net asset value (subject, in certain circumstances, to a contingent deferred sales charge or redemption fee) at the option of the shareholder or at the option of the Trust in certain circumstances. Each class of shares represents an interest in the same portfolio of investments. Differing sales charges and expenses will result in differing net asset values and dividends and distributions. Upon any liquidation of the Trust, shareholders of each class are entitled to share pro rata in the net assets belonging to the Fund allocable to such class available for distribution after satisfaction of outstanding liabilities of the Fund allocable to such class. Each share of the Fund generally has the same voting, dividend, liquidation and other rights; however, each class of shares of the Fund is subject to different sales loads, conversion features, exchange privileges and class-specific expenses. Only shareholders of a specific class may vote on matters relating to that class' distribution plan. Shareholders of the Fund are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of the Fund. However, on matters affecting an individual class of shares, a separate vote of shareholders of that class is required. Shareholders of a class are not entitled to vote on any matter which does not affect that class but that requires a separate vote of another class. When issued, shares of the Fund are fully paid and nonassessable, have no preemptive or subscription rights and are freely transferable. Other than the automatic conversion of Class B shares to Class A shares, there are no conversion rights. Class A, Class B and Class C shares do not have cumulative voting rights, which means that in situations in which shareholders elect trustees, holders of more than 50% of the shares voting for the election of trustees can elect all of the trustees of the Trust, and the holders of less than 50% of the shares voting for the election of trustees will not be able to elect any trustees.

Under Delaware law, shareholders of a Delaware statutory trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is a remote possibility, however, that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Amended and Restated Agreement and Declaration of Trust (the "Trust Agreement") disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust Agreement provides for indemnification out of the property of the Fund for all losses and expenses of any shareholder of the Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which the Fund is unable to meet its obligations and the complaining party is not held to be bound by the disclaimer.